QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
Schedule A

      ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
		Y	M	D
Silver Standard Resources Inc.	June 30, 2003	2003	08	25
ISSUER ADDRESS
#1180 - 999 West Hastings Street
CITY PROVINCE POSTAL CODE	ISSUER FAX NO.	ISSUER TEL.NO.
Vancouver B.C. V6C 2W2	(604)689-3847	(604)689-3846
CONTACT PERSON	CONTACT'S POSITION	CONTACT TEL. NO.
Linda J. Sue	Corporate Secretary	(604) 484-8203
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
lsue@silverstandard.com	www.silver-standard.com

CERTIFICATE
The schedule required to complete this Quarterly Report is attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"Robert A. Quartermain"	Robert A. Quartermain	2003	08	25
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"William Meyer"	William Meyer	2003	08	25

Silver Standard Resources Inc.
(An Exploration Stage Company)
Schedule "A"
CONSOLIDATED BALANCE SHEETS
(expressed in thousands of Canadian dollars, except number of shares - unaudited)

	June 30, 2003 $	December 31, 2002 $
Assets
Current assets
Cash and cash equivalents (note 5)	11,174	17,342
Marketable securities	1,079	313
Accounts receivable	293	409
Prepaid expenses	217	200

	12,763	18,264

Reclamation deposits	149	70

Investments	100	100

Mineral property costs	61,330	56,230

Fixed assets	93	84

	74,435	74,748

Liabilities

Current liabilities
Accounts payable and accrued liabilities	493	817
Current portion for reclamation (note 3)	132	142
Property acquisition payable	-	772
Current portion of long-term debt	70	103

	695	1,834

Provision for reclamation (note 3)	766	701
Long-term debt	144	249

	1,605	2,784

Shareholders' Equity
Capital stock (note 4)
Authorized
100,000,000 common shares without par value
Issued	102,573	99,510
40,045,779 common shares (2002 - 39,190,887)
Value assigned to stock options and warrants	178	148
Deficit	(29,921)	(27,694)

	72,830	71,964

	74,435	74,748

Nature of operations (note 1)

Approved by the Board of Directors:

"R.A. Quartermain"	"William Meyer"

R.A. Quartermain	William Meyer
Director	Director

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(An Exploration Stage Company)
Schedule "A"
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
For the six months ended June 30
(expressed in thousands of Canadian dollars, except number of shares - unaudited)

Three Months Ended June 30	Six Months Ended June 30
	2003 $	2002 $	2003 $	2002 $
Exploration and mineral property costs
Property examination and exploration	78	90	170	126
Reclamation	35	52	76	57

	(113)	(142)	(246)	(183)

Expenses
Depreciation	7	5	12	11
General and administration	541	539	830	745
Professional fees	18	55	65	82
Salaries and employee benefits	131	181	288	255

	(697)	(780)	(1,195)	(1,093)

Other income (expenses)
Investment income	77	80	157	109
Gain on sale of marketable securities	--	--	--	28
Write-down of marketable securities	(203)	--	(203)	--
Foreign exchange (loss) gain	(204)	(645)	(740)	(662)

	(330)	(565)	(786)	(525)

Loss for the period	(1,140)	(1,487)	(2,227)	(1,801)

Deficit - Beginning of period	(28,781)	(25,810)	(27,694)	(25,496)

Deficit - End of period	(29,921)	(27,297)	(29,921)	(27,297)

Weighted average number of shares outstanding	39,658,593	35,470,285	39,489,335	32,965,388

Basic and diluted loss per common share	(0.03)	(0.04)	(0.06)	(0.05)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(An Exploration Stage Company)
Schedule "A"
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six months ended June 30
(expressed in thousands of Canadian dollars - unaudited)

Three Months Ended June 30	Six Months Ended June 30
	2003 $	2002 $	2003 $	2002 $

Cash flows from operating activities
Loss for the period	(1,140)	(1,487)	(2,227)	(1,801)
Items not affecting cash
Depreciation	7	5	12	11
Donation made in shares	--	--	--	41
Write-down of marketable securities	203	--	203	--
Provision for reclamation	3	--	37	--
Foreign exchange gain (loss)	(130)	--	335	--
Options issued to non-employees	12	--	12	--

Changes in non-cash working capital items
Accounts receivable and prepaid expenses	134	181	49	117
Accounts payable and accrued liabilities	(920)	39	(1,096)	(138)

	(1,831)	(1,262)	(2,675)	(1,770)

Cash flows from financing activities
Shares issued for cash	1,646	20,558	2,502	22,454
Share issue cash costs	(16)	(151)	(51)	(151)
Repayment of long-term debt	(93)	(7)	(138)	(14)

	1,537	20,400	2,313	22,289

Cash flows from investing activities
Minority interest buy-out	--	--	--	(2)
Mineral property costs	(2,112)	(5,766)	(4,489)	(7,413)
Purchase of fixed assets	(13)	(1)	(21)	(6)
Purchase of joint venture	--	--	--	34
Reclamation deposit recovery (advance)	--	--	(79)	12
Purchase of marketable securities	(866)	--	(866)	(277)

	(2,991)	(5,767)	(5,455)	(7,652)

Foreign exchange (loss) gain on foreign cash held	174	--	(351)	--

Decrease in cash and cash equivalents	(3,111)	13,371	(6,168)	12,867

Cash and cash equivalents - Beginning of period	14,285	5,073	17,342	5,577

Cash and cash equivalents - End of period	11,174	18,444	11,174	18,444

Supplementary cash flow information (note 5)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(An Exploration Stage Company)
Schedule "A"
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (expressed in Canadian dollars - unaudited)

1	Nature of operations

The company is in the process of acquiring and exploring silver mineral properties. The company hopes to ultimately develop the properties and bring them to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and is considered to be in the exploration stage.

Management has estimated that the company will have adequate funds from existing working capital to meet its corporate administrative and property obligations for the coming year. If the company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing, and while the company has been successful in the past, there can be no assurance that it will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to complete the development, and upon future profitable production.

2	Significant accounting policies

These unaudited interim consolidated financial statements follow the same accounting policies as the most recent audited annual consolidated financial statements of the company. They do not contain all the information required for annual financial statements and should be read in conjunction with the annual consolidated financial statements of the company.

3	Accounting policy change

In December 2002, the Canadian Institute of Chartered Accountants (“CICA”) approved a new standard on accounting for asset retirement obligations which harmonizes with U.S. General Accepted Accounting Principles. The new standard requires the recognition of a liability for obligations associated with the retirement of property, plant and equipment when the liability is incurred. The liability would be recognized initially at fair value if a reasonable estimate of the fair value can be made and the resulting amount would be capitalized as part of the asset. In subsequent periods, the company would recognize “interest” on the liability and adjust the carrying amounts of the asset and the liability for changes in estimates of the amount or timing of underlying future cash flows. The new rules are effective for fiscal years beginning on or after January 1, 2004, but earlier application is encouraged.

The company has made this change in accounting policy effective January 1, 2003. There has been no restatement of amounts reported in prior financial statements as the impact was immaterial. The impact of this change was to increase reclamation expense for the second quarter by $13,000 and $47,000 for the year.

4	Outstanding shares and related information

(a)	Shares
During the six months ending June 30, 2003, the company:

(i)	Issued 676,766 shares for proceeds of $2,264,372 pursuant to the exercise of common share purchase warrants;
(ii)	Issued 90,122 shares for proceeds of $237,162 pursuant to the exercise of stock options; and
(iii)	Issued 88,004 shares for value of $611,548 for the purchase of mineral properties.

(b)	Warrants
At June 30, 2003, 4,882,343 share purchase warrants were issued and outstanding at exercise prices ranging from $3.00 to $7.82 with weighted average remaining lives of 0.3 years to 1.5 years.

(c)	Options
During the period ending June 30, 2003, the company granted a total of 435,100 common share stock options to directors and employees and 16,500 to consultants of the company. The total number of options outstanding at the end of the quarter were 1,926,919 with prices ranging from $1.90 to $9.10 with weighted average remaining lives of 0.5 years to 4.5 years. This represents 4.8% of issued capital.

The fair value attributed to the 16,500 in stock options granted to consultants was $30,000 and of this amount, $18,000 has been deferred as mineral property costs and $12,000 has been expensed as an administrative expense. As permitted under the accounting rules, the company has elected not to follow the fair value-based method of accounting for stock options granted to employees and directors. Accordingly, no compensation expense was recorded on the grant of share options to employees and directors as the exercise price is equal to or greater than the market price at the date of the grant. Had the company followed the fair value method of accounting, the company would have recorded a compensation expense of $1,182,000 in 2003 in respect of the 435,100 shares it issued to its employees and directors. Pro forma earnings information determined under the fair value method of accounting for stock options is as follows:

Six Months ended June 30
Loss for the period	2003 $	2002 $

As reported	2,227,000	1,801,000
Compensation expense	1,182,000	541,000

Pro forma	3,409,000	2,342,,000

Basic and diluted loss
As reported	0.06	0.05
Pro forma	0.09	0.07

The fair value of stock options was estimated at the grant date based on the Black-Scholes option-pricing model, using the following assumptions:

Six Months ended June 30
	2003 $	2002 $

Expected dividend yield	Nil	Nil
Average risk-free interest rate	3.7%	3.5%
Expected life	2.5 years	2.5 years
Expected volatility	50%	50%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company's stock options.

5	Supplementary cash flow information

Cash and cash equivalents included in the cash flow statement comprise the following:

Six Months ended June 30
	2003 $	2002 $

Cash on hand and balances held with banks	1,318,000	1,138,000
Short-term deposits	9,856,000	12,053,000
Short-term investments	--	4,151,000

	11,174,000	17,342,000

Non-cash financing and investing activities were:

Three Months Ended June 30	Six Months Ended June 30
	2003 $	2002 $	2003 $	2002 $

Non-cash financing activities
Shares issued to extinguish mineral
property payable	--	1,367,000	--	3,280,000
Shares issued for mineral properties	611,000	--	611,000	--
Shares issued for donation	--	--	--	41,000
Option value assigned to mineral property	--	--	18,000	13,000
Shares issued for finders' fee	--	--	--	322,000
Finders' fee satisfied by issue of shares	--	--	--	(322,000)

Three Months Ended June 30	Six Months Ended June 30
	2003 $	2002 $	2003 $	2002 $

Non-cash investing activities
Shares issued for mineral properties	(611,000)	--	(611,000)	--
Marketable securities
received for mineral properties	53,000	--	53,000	--
Marketable securities
received for accounts receivable	--	--	50,000	--
Option value assigned to mineral property	--	--	(18,000)	(13,000)
Convertible debenture issued for
mineral properties	--	(2,044,000)	--	(2,044,000)
Minority interest buy-out assigned
to mineral property	--	--	--	(43,000)
Mineral property value
assigned on acquisition	--	--	--	(125,000)
Provision for reclamation assigned
to mineral property	(8,000)	--	(34,000)	--

6	Segmented financial information

The company has one operating segment, which is the exploration and future development of mineral properties. Segment assets by geographic location are as follows:

June 30, 2003

	Argentina $	Australia $	Canada $	Chile $	Mexico $	United States $	Total $

Fixed assets	--	1,000	92,000	--	--	--	93,000
Mineral property
costs	23,195,000	16,542,000	6,840,000	3,179,000	2,056,000	9,518,000	61,330,000

	23,195,000	16,543,000	6,932,000	3,179,000	2,056,000	9,518,000	61,423,000

December 31, 2002

	Argentina $	Australia $	Canada $	Chile $	Mexico $	United States $	Total $

Fixed assets	--	1,000	83,000	--	--	--	84,000
Mineral property
costs	22,944,000	15,439,000	5,587,000	1,840,000	1,515,000	8,905,000	56,230,000

	22,944,000	15,440,000	5,670,000	1,840,000	1,515,000	8,905,000	56,314,000

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
Schedules B&C

  ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
		Y	M	D
Silver Standard Resources Inc.	June 30, 2003	2003	08	25
ISSUER ADDRESS
#1180 - 999 West Hastings Street
CITY PROVINCE POSTAL CODE	ISSUER FAX NO.	ISSUER TEL.NO.
Vancouver B.C. V6C 2W2	(604)689-3847	(604)689-3846
CONTACT PERSON	CONTACT'S POSITION	CONTACT TEL. NO.
Linda J. Sue	Corporate Secretary	(604) 484-8203
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
lsue@silverstandard.com	www.silver-standard.com

CERTIFICATE
The two schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"Robert A. Quartermain"	Robert A. Quartermain	2003	08	25
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"William Meyer"	William Meyer	2003	08	25

SILVER STANDARD RESOURCES INC.
QUARTERLY REPORT
SCHEDULE “B”– SUPPLEMENTARY INFORMATION
For the Six Months Ended June 30, 2003

1.	Schedule of Administrative Costs: For the six months ended June 30, 2003. (expressed in Canadian dollars - unaudited).

Bank charges	$ 5,393
Benefits administration	60
Building maintenance and expense	153
Capital tax	4,357
Computer expense	40,729
Consulting fees	24,638
Conventions and seminars	1,071
Directors expense	240
Donations	2,050
Dues and fees	5,985
Entertainment	1,608
Freight and couriers	1,913
Insurance	82,829
Investor relations - Advertising	21,432
Investor relations - Broker research services	20,839
Investor relations - Consulting services	25,293
Investor relations - Corporate directory listing	929
Investor relations - Head office salaries	84,034
Investor relations - Mailing	4,447
Investor relations - Miscellaneous expenses	6,173
Investor relations - Shipping	2,177
Investor relations - Silver research	8,091
Investor relations - Slide presentations	2,928
Investor relations - Special projects	73,175
Investor relations - Telephone	315
Investor relations - Trade shows and conferences	27,002
Investor relations - Travel expenses	5,654
Investor relations - Web site maintenance	1,250
Licenses	54
Listing and filing fees	33,205
Miscellaneous	3,351
Parking	609
Payroll administration fees	650
Photocopier expense	866
Postage	3,666
Property and franchise tax	262
Rent	46,922
Shareholder relations - Annual meeting	2,344
Shareholder relations - Annual report	126,341
Shareholder relations - Mailing	86,557
Shareholder relations - Press releases	12,342
Shareholder relations - Quarterly reports	22,152
Shareholder relations - Special projects	7,271
Stationary and office supplies	20,437
Storage	2,095
Subscription and publications	902
Taxi	194
Telephone and fax	6,141
Transfer agents	15,161
Travel	4,939

$ 851,226
Recoveries: Administration and management fees	(15,000)
Recoveries: Drafting	(6,534)

$ 829,692

Mineral Property Costs: For the six months ended June 30, 2003 (expressed in Canadian dollars).

	Bowdens	Manantial Espejo	Diablillos	Pirquitas	Challacollo	Candelaria	Shafter	Maverick Springs	Sulphurets	Silvertip	Sunrise	San Marcial	Argentina Other	Mexico Other	Chile Other	Total

Balance, beginning of year	15,439,164	10,609,175	5,554,918	6,779,991	1,735,380	4,393,909	3,735,776	775,115	3,648,439	1,938,686	--	1,345,222	--	169,733	104,980	56,230,488

Acquisitions costs	172,978	--	(63,000)	--	747,322	--	104,990	--	--	--	1,234,311	44,074	39,987	17,254	--	2,297,916

Admin/office	22,489	30,643	7,938	10,851	10,457	13,610	18,008	1,634	--	282	4,432	2,013	638	7,094	2,806	132,895
Assaying	179,685	14,367	--	--	28,984	--	--	--	--	--	--	291	666	101,181	14,347	339,521
Camp costs	--	25,839	--	--	--	--	--	--	--	--	--	--	--	--	--	25,839
Capital assets	--	20,070	--	--	--	--	--	--	--	--	--	--	--	--	--	20,070
Consulting	--	272	--	--	11,052	288	29,348	--	--	--	--	733	-	65,688	--	107,381
Core shed	--	2,885	1,097	--	--	--	--	--	--	--	--	--	--	--	--	3,982
Cost recovery	-	(153,238)	--	--	--	--	--	--	--	--	--	--	--	--	--	(153,238)
Devaluation of currency	--	(4,569)	--	(2,185)	--	--	--	--	--	--	--	--	--	--	--	(6,754)
Drafting	3,734	6,542	288	1,682	12,165	--	544	144	--	--	--	144	--	3,210	3,910	32,363
Drilling	364,769	35,061	--	--	124,974	--	--	--	--	--	--	--	-	66,725	--	591,529
Engineering	--	33,549	--	8,787	--	2,478	--	--	--	--	--	--	--	--	--	44,814
Environmental	47,563	2,605	--	2,269	--	--	--	--	--	--	--	--	--	--	--	52,437
Geochemistry	12,814	--	--	--	--	--	--	--	--	--	--	--	--	--	--	12,814
Geology consult	--	--	--	--	50,185	--	3,279	--	--	--	--	--	6,196	102,118	3,700	165,478
Geology salaries	118,369	85,537	4,448	9,465	20,716	8,694	--	--	--	3,441	202	140	--	12,506	898	264,416
Heavy/light equipment	2,176	9,327	--	--	74,075	159	34,270	--	--	--	--	--	--	14,571	--	134,578
Insurance	--	10,237	589	323	--	--	12,536	--	--	--	--	--	--	--	--	23,685
Legal	465	7,693	13,671	7,309	17,139	500	1,727	3,701	--	--	322	--	--	233	--	52,760
Licenses/government fees	444	1,755	--	4,311	78	1,096	559	--	--	267	--	--	--	236	--	8,746
Living costs/travel	16,605	9,516	3,710	10,685	40,256	11,756	6,215	--	--	--	--	110	366	7,413	--	106,632
Maps and prints	--	--	--	--	9,353	--	--	--	--	--	--	--	3,456	3,288	--	16,097
Metallurgical consulting/testing	25,147	--	--	--	--	275	--	--	--	--	--	--	--	--	--	25,422
Operators fee	--	(1,133)	--	--	--	--	--	--	--	--	--	--	--	--	--	(1,133)
Permitting	--	--	--	--	--	19,775	--	--	--	--	--	--	--	--	--	19,775
Property holding costs	--	--	--	--	1,708	--	--	--	--	--	--	--	--	30,187	16,283	48,178
Property taxes	--	--	--	--	24,468	14,980	(1,663)	--	--	--	--	2,553	--	1,395	7,594	49,327
Rent and lease payments	9,522	8,726	--	--	--	--	32,985	--	--	--	--	--	--	--	--	51,233
Supervision project/labour	91,331	--	--	14,652	21,040	106,087	50,712	--	--	--	--	--	--	34,333	--	318,155
Supplies	4,133	7,166	--	--	325	5,594	17,522	--	--	--	--	111	--	16,525	--	51,376
Reclamation	17,374	(16,880)	--	--	--	7,150	30,204	--	--	9,448	--	--	--	--	--	47,296
Reclamation bond costs	--	--	--	--	--	74,005	--	--	--	--	--	--	--	--	--	74,005
Surveying	14,050	1,031	--	--	14,914	--	--	--	--	--	--	--	--	--	--	29,995
Value added tax	--	37,528	944	3,991	55,286	--	--	--	--	--	--	--	--	--	--	97,749
Vehicles maintenance/fuel	--	8,485	--	(5,658)	--	--	--	--	--	--	--	--	108	7,378	--	10,313
Working capital adjustment	--	--	--	(20,032)	24,233	--	--	--	--	--	--	--	--	--	--	4,201

Costs for the period	930,670	183,014	32,685	46,450	541,408	266,447	236,246	5,479	--	13,438	4,956	6,095	11,430	474,081	49,538	2,801,937

Costs written off in the period	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--

Balance, end of period	16,542,812	10,792,189	5,524,603	6,826,441	3,024,110	4,660,356	4,077,012	780,594	3,648,439	1,952,124	1,239,267	1,395,391	51,417	661,068	154,518	61,330,341

2.	Related Party Transactions:

a)

During the six months ended June 30, 2003, the company recorded management fees and expense reimbursement of $21,500 (2002 - $92,700) from companies related by common management. At June 30, 2003, accounts receivable includes $36,200 (2002 - $40,800) from related parties.

During the first quarter of 2003, the company settled a $50,000 receivable from a related party by receiving an equivalent amount of publicly traded shares of the related company.

3.	(a) Securities Issued During the Six Months Ended June 30, 2003:

Date of Issue	Type of Security	Type of Issue	Number of Securities	Price per Security ($)	Total Proceeds(1) ($)	Type of Consideration	Commission

Jan. 7, 2003	Common Shares	Warrant Exercise	1,000	3.00	2,986	Cash	N/A
Jan. 7, 2003	Common Shares	Warrant Exercise	10,000	4.80	47,587	Cash	N/A
Jan. 9, 2003	Common Shares	Warrant Exercise	28,830	4.80	138,384	Cash	N/A
Jan. 13, 2003	Common Shares	Option Exercise	11,400	3.01	34,314	Cash	N/A
Jan. 14, 2003	Common Shares	Warrant Exercise	10,000	4.80	48,000	Cash	N/A
Jan 14, 2003	Common Shares	Warrant Exercise	8,540	4.80	40,992	Cash	N/A
Jan. 15, 2003	Common Shares	Warrant Exercise	700	4.80	3,360	Cash	N/A
Jan. 20, 2003	Common Shares	Warrant Exercise	40,000	4.80	192,000	Cash	N/A
Jan. 23, 2003	Common Shares	Warrant Exercise	818	4.80	3,926	Cash	N/A
Jan. 24, 2003	Common Shares	Warrant Exercise	10,000	3.00	29,288	Cash	N/A
Jan. 28, 2003	Common Shares	Warrant Exercise	20,000	4.80	96,188	Cash	N/A
Jan. 30, 2003	Common Shares	Warrant Exercise	700	4.80	3,360	Cash	N/A
Feb. 24, 2003	Common Shares	Warrant Exercise	1,000	4.80	4,693	Cash	N/A
Mar. 7, 2003	Common Shares	Warrant Exercise	2,350	3.00	6,998	Cash	N/A
Mar. 11, 2003	Common Shares	Warrant Exercise	10,000	4.80	48,000	Cash	N/A
Mar. 25, 2003	Common Shares	Warrant Exercise	3,000	2.32	7,029	Cash	N/A
Mar. 25, 2003	Common Shares	Option Exercise	10,000	2.50	25,000	Cash	N/A
Mar. 27, 2003	Common Shares	Option Exercise	1,000	3.01	3,010	Cash	N/A
Mar. 27, 2003	Common Shares	Warrant Exercise	25,000	4.80	117,864	Cash	N/A
April 1, 2003	Common Shares	Option Exercise	5,000	2.50	12,500	Cash	N/A
April 15, 2003	Common Shares	Option Exercise	5,000	1.90	9,500	Cash	N/A
April 17, 2003	Common Shares	Option Exercise	12,600	3.01	37,926	Cash	N/A
April 17, 2003	Common Shares	Option Exercise	5,000	1.90	9,500	Cash	N/A
April 25, 2003	Common Shares	Warrant Exercise	20,000	3.00	60,075	Cash	N/A
April 25, 2003	Common Shares	Warrant Exercise	30,000	2.32	69,666	Cash	N/A
April 28, 2003	Common Shares	Warrant Exercise	40,000	2.32	93,005	Cash	N/A
April 28, 2003	Common Shares	Warrant Exercise	2,368	4.80	11,366	Cash	N/A
April 30, 2003	Common Shares	Warrant Exercise	1,023	4.80	4,910	Cash	N/A
May 1, 2003	Common Shares	Warrant Exercise	15,000	4.80	70,069	Cash	N/A
May 1, 2003	Common Shares	Warrant Exercise	60,000	2.32	136,613	Cash	N/A
May 2, 2003	Common Shares	Option Exercise	5,000	1.90	9,500	Cash	N/A
May 5, 2003	Common Shares	Warrant Exercise	10,000	4.80	48,000	Cash	N/A
May 7, 2003	Common BR>Shares	Option Exercise	9,822	1.90	18,662	Cash	N/A
May 8, 2003	Common Shares	Option Exercise	17,300	2.50	43,250	Cash	N/A
May 9, 2003	Common Shares	Warrant Exercise	40,000	2.32	92,108	Cash	N/A
May 13, 2003	Common Shares	Property Acquisition	5,000	7.10	35,500	Property Acquisition(2)	N/A
May 13, 2003	Common Shares	Warrant Exercise	6,000	2.32	13,920	Cash	N/A
May 20, 2003	Common Shares	Warrant Exercise	50,000	4.80	240,000	Cash	N/A
May 20, 2003	Common Shares	Warrant Exercise	10,000	2.32	22,882	Cash	N/A
May 22, 2003	Common Shares	Warrant Exercise	10,000	4.80	49,174	Cash	N/A
May 23, 2003	Common Shares	Warrant Exercise	2,500	4.80	12,000	Cash	N/A
May 26, 2003	Common Shares	Warrant Exercise	10,000	4.80	48,995	Cash	N/A
May 26, 2003	Common Shares	Warrant Exercise	2,560	3.00	7,684	Cash	N/A
June 6, 2003	Common Shares	Warrant Exercise	9,000	3.00	27,000	Cash	N/A
June 12, 2003	Common Shares	Warrant Exercise	1,977	4.80	9,469	Cash	N/A
June 13, 2003	Common Shares	Warrant Exercise	26,000	2.32	60,320	Cash	N/A
June 13, 2003	Common Shares	Warrant Exercise	20,000	2.32	45,641	Cash	N/A
June 17, 2003	Common Shares	Property Acquisition	83,004	6.85	576,048	Property Acquisition (3)	N/A
June 19, 2003	Common Shares	Warrant Exercise	1,400	4.80	6,720	Cash	N/A
June 19, 2003	Common Shares	Warrant Exercise	20,000	2.32	46,400	Cash	N/A
June 19, 2003	Common Shares	Option Exercise	8,000	4.25	34,000	Cash	N/A
June 20, 2003	Common Shares	Warrant Exercise	10,000	4.80	48,000	Cash	N/A
June 23, 2003	Common Shares	Warrant Exercise	77,000	2.32	180,856	Cash	N/A
June 30, 2003	Common Shares	Warrant Exercise	30,000	2.32	68,844	Cash	N/A
Totals			854,892		3,113,082

(1)	Where total proceeds are in U.S. dollars, the exchange rate at the time of receipt is used to translate U.S. dollars to Canadian dollars.
(2)	Issued in connection with the acquisition of land at the Shafter property.
(3)	Issued in connection with the acquisition of the Sunrise property.

Total Common Shares Issued during the six months ended June 30, 2003:         854,892

Total Warrants Issued during the six months ended June 30, 2003:                   nil.

(b)        Options Granted during the Six months ended June 30, 2003:

Date of Grant	Name of Optionee	No. of Optioned Shares	Exercise Price	Expiry Date
Jan. 31, 2003	R.E. Gordon Davis	20,000	$ 9.10	Jan. 31, 2008
Jan. 31, 2003	Michelle Hawkey	2,500	$ 9.10	Jan. 31, 2008
Jan. 31, 2003	Max Holtby	20,000	$ 9.10	Jan. 31, 2008
Jan. 31, 2003	David Johnston	20,000	$ 9.10	Jan. 31, 2008
Jan. 31, 2003	Michael Kusnezov	5,000	$ 9.10	Jan. 31, 2008
Jan. 31, 2003	Paul LaFontaine	20,000	$ 9.10	Jan. 31, 2008
Jan. 31, 2003	David Landrum	2,600	$ 9.10	Jan. 31, 2008
Jan. 31, 2003	Catherine McLeod-Seltzer	20,000	$ 9.10	Jan. 31, 2008
Jan. 31, 2003	Ken McNaughton	25,000	$ 9.10	Jan. 31, 2008
Jan. 31, 2003	William Meyer	20,000	$ 9.10	Jan. 31, 2008
Jan. 31, 2003	Ross Mitchell	25,000	$ 9.10	Jan. 31, 2008
Jan. 31, 2003	Joseph Ovsenek	100,000	$ 9.10	Jan. 31, 2008
Jan. 31, 2003	Tove Pedersen	5,000	$ 9.10	Jan. 31, 2008
Jan. 31, 2003	Ian Pringle	6,500	$ 9.10	Jan. 31, 2008
Jan. 31, 2003	Robert Quartermain	130,000	$ 9.10	Jan. 31, 2008
Jan. 31, 2003	Linda Sue	20,000	$ 9.10	Jan. 31, 2008
May 15, 2003	David Mandy	10,000	$ 6.90	Dec. 15, 2003
	TOTAL	451,600

4. Summary of Securities as at June 30, 2003

(a)	Authorized Capital	100,000,000 no par value common shares
(b)	Issued and Outstanding	40,045,779 common shares
	Amount	$102,573,000

      (c)

Options Outstanding
Number	Exercise Price	Expiry Date
10,000	$ 2.50	October 7, 2004
15,000	$ 2.10	April 17, 2005
10,000	$ 2.09	June 5, 2005
20,019	$ 1.90	Dec. 28, 2005
288,700	$ 2.50	August 16, 2006
339,800	$ 3.01	November 6, 2006
308,400	$ 4.25	January 1, 2007
443,400	$ 8.00	August 2, 2007
40,000	$ 6.23	October 31, 2007
441,600	$ 9.10	January 31, 2008
10,000	$ 6.90	December 15, 2003
1,926,919

Share Purchase Warrants Outstanding
Number	Exercise Price	Expiry Date
702,450	$3.00	October 29, 2003
3,877,393	$4.80	May 10, 2004
302,500	$7.82 (US $5.05)	December 18, 2004
4,882,343

Brokers Warrants Outstanding
Number	Exercise Price	Expiry Date
NIL

(d)	Total number of shares in escrow: Nil Total number of shares subject to a pooling agreement: Nil

5.	List of Directors and Officers as at August 25, 2003:

Directors:

R.E. Gordon Davis David L. Johnston Catherine McLeod-Seltzer William Meyer Robert A. Quartermain

Officers:

	Robert A. Quartermain Joseph J. Ovsenek Kenneth McNaughton Ross A. Mitchell Linda J. Sue	President Senior Vice President Vice President, Exploration Vice President, Finance Corporate Secretary

SILVER STANDARD RESOURCES INC.
QUARTERLY REPORT
SCHEDULE “C” – MANAGEMENT DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2003

           TO THE SHAREHOLDERS:

           Highlights

•	Work completed by Silver Standard in late 2002 and early 2003 significantly advanced the Manantial Espejo and Bowdens projects in light of higher precious metal prices.

•	Feasibility work on the 50%-owned Manantial Espejo silver-gold project will commence in the fourth quarter of 2003, with completion anticipated in early 2005.

•	A 19,000-meter drilling program at Bowdens identified thick sequences of higher-grade mineralization that are expected to improve the increasingly attractive economics of this important primary silver deposit. An updated block model resource estimate is being completed. Silver Standard holds a 100% interest in Bowdens.

•	The company acquired a 100% interest in the Sunrise Lake deposit in northern Canada, raising measured and indicated resources to 300.4 million ounces of silver (7.4 ounces per share) and 1.1 million ounces of gold plus inferred resources of 366.7 million ounces of silver (9.0 ounces per share) and 1.1 million ounces of gold.

•	Silver Standard’s cash balances currently are approximately C$11.8 million, excluding investments and unexercised, in-the-money warrants and stock options that total an additional C$33 million.

           Development Project Updates

Manantial Espejo, Santa Cruz, Argentina – In the second quarter, the company agreed, with its joint venture partner, to commence a feasibility study in the final quarter of 2003, with completion anticipated in early 2005.

With higher precious metals prices, the previously planned underground program appears unnecessary and the companies will examine an open pit operation for the first five years of mine life. Mining rates and production levels are subject to the feasibility recommendations but are expected to be in the range of 3.0 to 4.0 million ounces of silver and approximately 70,000 ounces of gold annually with production possibly commencing late 2005. Total drilling on the property is now 45,202 meters in 413 holes.

Bowdens, New South Wales, Australia – Silver Standard completed a 19,000 meter drilling program in the first quarter of 2003 at its wholly-owned Bowdens property. All assay results have now been received. The best results in the Main Zone North are in holes BGR-271, 270 and 269, all of which are located within 100 meters of each other. BGR-271 intersected 6.3 ounces of silver per ton over 173.9 feet (217 grams of silver per tonne over 53 meters) plus base metal credits. BGR-270 intersected 3.3 ounces of silver per ton over 249.3 feet (113 grams of silver per tonne over 76 meters) plus base metal credits and BGR-269 intersected 5.0 ounces of silver per ton over 147.6 feet (173 grams of silver per tonne over 45 meters) plus base metal credits. This section of Main Zone North hosts higher grade mineralization over significant dimensions that, subject to completion of the feasibility study, should benefit the economics of the Bowdens deposit.

The best result from Bundarra North is in BGR-260 which is located near the edge of the northern limits of drilling. BGR-260 intersected 2.7 ounces of silver per ton over 308.4 feet (92 grams of silver per tonne over 94 meters) plus base metal credits, and included 4.1 ounces of silver per ton over 98.4 feet (139 grams of silver per tonne over 30 meters) plus base metal credits.

The deposit is open to the north and northwest where mineralization appears to extend under a hill that currently inhibits reverse circulation drilling with available equipment. An updated block model resource estimate is being prepared and, subject to geostatistics and other technical studies, will be an important determining step in the completion of the feasibility study.

Shafter, Texas, U.S. — This wholly-owned property is among the handful of new mining projects that are fully permitted in the United States. In August, the company commenced shipments of components of the 16:1 Mill from Nevada to the Shafter site. Late last year, Silver Standard completed the purchase of the 16:1 Mill at a fraction of the cost of a new mill. Simultaneously, the company is completing a new scoping study for the project.

           Acquisitions

During the second quarter, Silver Standard added more silver resources to its portfolio with the acquisition of the Sunrise Lake property in northern Canada.

Sunrise Lake, Northwest Territories, Canada – The company closed an agreement in June with Northern Hemisphere Development Corp. and Aber Diamond Corporation in which Silver Standard purchased a 100% interest in the Sunrise Lake deposit. Under the terms of the agreement, Silver Standard paid Northern Hemisphere and Aber cash of US$488,000 and 83,004 common shares of the company, for total consideration valued in the purchase agreement at US$908,000.

Discovered in the late 1980‘s, the Sunrise Lake deposit is a polymetallic massive sulphide zone with high-grade silver values and good exploration potential. Located 70 miles (113 kilometers) east-northeast of the City of Yellowknife, the property is accessible by the winter road that provides access to the new Diavik Diamond Mine owned by a joint venture between a wholly-owned subsidiary of Rio Tinto plc (60%) and Aber (40%).

To date, a total of 18,951 meters of drilling in 65 holes have been completed and have defined a mineralized horizon of 160 meters in strike length, an average thickness of four meters ranging up to 16 meters, and a downdip extension of 700 meters. An historic resource summary was prepared for Northern Hermisphere and Aber by Roscoe Postle Associates Inc. in 1988 and based on a $100 per ton cut-off approximately equivalent to 4.5% zinc, 1.5% lead and 31 grams of silver per tonne.

In March 2000, at the request of Northern Hemisphere and Aber, Roscoe Postle restated its resource estimate to conform to the then draft CIM Standards on Mineral Resources and Reserves Definitions and Guidelines that were subsequently adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council in August 2000.

Sunrise Lake Resource Summary - Roscoe Postle Associates Inc. (2000)
Category	Tonnes ('000)	Zinc (in%)	Lead (in%)	Copper (in%)	Gold (in g/t)	Silver (in g/t)	Silver (in oz/ton)	Contained Silver (in oz.)
Indicated	1,162	8.35	4.05	0.09	0.99	357	10.4	13,337,000
Inferred	704	9.76	4.51	0.11	0.93	483	14.1	10,932,000

Silver Standard is retaining an independent qualified person to prepare a resource estimate for the property in accordance with National Instrument 43-101.

Based on the purchase price and current resource estimate, Silver Standard paid approximately US$0.04 per ounce for silver resources. The Sunrise Lake property is similar to last year’s acquisition of the Silvertip property in northern British Columbia. Both are base metal-dominant massive sulphide deposits with significant silver resources. Silver Standard based its purchases on contained silver values and plans to hold both properties as investments pending higher commodity prices.

           Exploration Project Updates

Challacollo, Region 1, Chile – Subsequent to the end of the second quarter, the company exercised its option to acquire a 100% interest in the Challacollo silver project located in northern Chile. Under the terms of an option agreement reached in 2001, Silver Standard made the US$600,000 final payment of the US $1.5 million option price to acquire the project. Silver Standard now owns 100% of the project, subject to a 4% net smelter returns royalty, declining to 3% following payment of US$850,000. The 3% net smelter returns royalty can be acquired at any time for a total of US $1.5 million.

In addition to announcing the exercise of the option, the company reported on 32 reverse circulation drill holes (totalling 5,685 metres) from a recently completed drill program that included both in-fill drilling and extension drilling on the Lolon vein. CHAG-39 contained an interval of 49 feet grading 8.6 ounces per ton silver (15 meters grading 292 grams per tonne) within a much wider interval of 141 feet grading 4.5 ounces per ton silver (43 meters grading 154 grams per tonne).

CHAG-28 contained 75 feet grading 3.8 ounces of silver per ton (23 meters grading 132 grams per tonne), including 29.5 feet grading 6.9 ounces per ton silver (9 meters grading 236 grams per tonne), while CHAG-40 contained 125 feet grading 5.6 ounces of silver per ton (38 meters grading 191 grams per tonne), including 39 feet grading 13 ounces per ton silver (12 meters grading 450 grams per tonne).

Based on the previously reported measured and indicated resources of 2.2 million tonnes grading 202 grams per tonne and inferred resources of 4.1 million tonnes grading 182 grams per tonne, the acquisition cost for the project is less than US$0.04 per resource ounce and is in line with Silver Standard’s acquisition strategy. Silver Standard is currently updating the resource estimate and will then undertake a scoping study.

La Valenciana and La Pitarilla, Durango, Mexico – In the second quarter, the company received assay results from 1,500 meters of reverse circulation drilling completed at the La Valenciana silver property which Silver Standard had acquired at nominal cost. The program intersected anomalous silver mineralization and the company is looking into various options for the property, including joint-venturing.

During the second quarter, Silver Standard completed mapping, trenching and sampling of silver mineralization that outcrops over significant areas at its 100% owned La Pitarilla project. Trench channel sampling values are very encouraging and included 5.2 ounces of silver per ton over 92 feet (179.8 grams of silver per tonne [g/t] over 28 meters), 6.1 ounces of silver per ton over 46 feet (208.9 g/t silver over 14 meters) and 2.1 ounces of silver per ton over 118 feet (71.7 g/t silver over 36 meters). The company is planning to drill 3,000 meters at La Pitarilla starting in September.

           Investments

In accordance with regulatory requirements, Silver Standard reported in July the acquisition of 1,860,000 common shares of Esperanza Silver Corporation (“Esperanza”) in a private transaction. The shares of Esperanza were posted for trading on the TSX Venture Exchange on August 19, 2003.

Esperanza is a silver exploration company. The shares were acquired by Silver Standard for investment purposes and represent an approximate 12.8% interest in Esperanza.

Silver Standard also holds common shares and warrants in Vista Gold Corp., its joint venture partner at Maverick Springs, and in two silver focused companies, Mines Management, Inc., and Cardero Resource Corp. The total value of these investments at mid-August 2003 is approximately $2.0 million.

           MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

For the quarter ended June 30, 2003, the company incurred an unaudited loss of $1,140,000 or $0.03 per share compared to a loss of $1,487,000 or $0.04 per share in the second quarter of 2002. For the six months ended June 30, 2003, the loss was $2,227,000 or $0.06 per share compared to a loss of $1,801,000 or $0.05 per share in the comparable period of the prior year.

Three months ended June 30	Six months ended June 30
	2003	2002	2003	2002
Exploration and mineral property costs:	$	$	$	$

Property examinations and exploration	78,000	90,000	170,000	126,000
Reclamation	35,000	52,000	76,000	57,000

	(113,000)	(142,000)	(246,000)	(183,000)

The company expenses the costs of property examinations and exploration until such time as a property is acquired. Property examinations and exploration was $78,000 for the quarter compared to $90,000 in the comparable quarter in 2002. For the year-to-date the expense was $170,000 or $44,000 higher than the prior year. The increase reflects greater activity in Mexico. Reclamation costs for the quarter were $35,000 compared to $52,000 in the comparable period in 2002. To June 30, 2003, the expense was $76,000 compared to $57,000 in 2002. Reclamation costs were lower in the second quarter due to the timing of programs. Also, on January 1, 2003, the company adopted a new accounting policy with respect to reclamation (see Note 3 in the Notes to the Consolidated Financial Statements). The impact of this change was to increase reclamation expense for the second quarter by $13,000 and $47,000 for the year.

Three months ended June 30	Six months ended June 30
	2003	2002	2003	2002
Expenses:	$	$	$	$

Depreciation	7,000	5,000	12,000	11,000
General and administration	541,000	539,000	830,000	745,000
Professional fees	18,000	55,000	65,000	82,000
Salaries and employee benefits	131,000	181,000	288,000	255,000

	(697,000)	(780,000)	(1,195,000)	(1,093,000)

Expenses for the quarter ending June 30, 2003 were $697,000 compared to $780,000 in the second quarter of 2002. For the six months, expenses were $1,195,000 compared to $1,093,000.

General and administrative expenses were $541,000 for the quarter compared to $539,000 in the comparable quarter of 2002. In 2002, $210,000 was expensed relating to non-recurring services and travel associated with a financing that took place in May 2002. Cost increases in the areas of annual report costs, mailing costs to shareholders, consulting, insurance and various other cost areas have offset the absence of the non-recurring expense. General and administrative costs for the six months ending June 30, 2003 were $830,000 or $85,000 higher than the prior year. Cost increases were in the areas of the annual report mailing costs to shareholders, computer expenses and insurance.

Professional fees were $18,000 in the quarter and $65,000 for the six months ending June 30, 2003 compared to $55,000 and $82,000 respectively for the comparable periods in 2002. The second quarter of 2002 included non-recurring costs associated with reorganization of a subsidiary. In early 2003, the company hired in-house legal counsel and this had the impact of lowering professional fees.

Salary and employee benefits expense for the quarter were $131,000 or $50,000 lower than the prior year. In the second quarter of 2002, a non-recurring $101,000 bonus payment was made. Offsetting this impact were the combination of salary adjustments that took place in May 2002 and one additional staff member being hired. Salary and benefits for the year were $288,000 or $33,000 higher than the comparable period in 2002. The absence of the bonus payment was more than offset by the cost of the additional staff member and salary adjustments.

Three months ended June 30	Six months ended June 30
	2003	2002	2003	2002
Other income (expenses):	$	$	$	$

Investment income	77,000	80,000	157,000	109,000
Gain on sale of marketable securities	--	--	--	28,000
Write-down of marketable securities	(203,000)	--	(203,000)	--
Foreign exchange loss	(204,000)	(645,000)	(740,000)	(662,000)

	(330,000)	(565,000)	(786,000)	(525,000)

Investment income for the quarter was $77,000 compared to $80,000 in the prior year. For the six months, investment income was $157,000 compared to $109,000. The increase for the year to date relates to higher cash balances available for investment over the year. A $203,000 write-down on marketable securities reflects the writing down of our marketable securities to the lower of cost or market that occurred at June 30, 2003. The foreign exchange loss increased $204,000 during the quarter to total $740,000 for the year. The change in our policy, in the second quarter, of converting to Canadian dollars any U.S. dollars received on the exercise of share purchase warrants at the time of receipt and the selling of surplus U.S. dollars has had a positive affect during the quarter. The Canadian dollar continued to appreciate against the U.S. dollar during the quarter.

           FINANCIAL POSITION AND LIQUIDITY

           Cash Flow Operations

Cash flow from operations in the second quarter was a use of $1,831,000 compared to a use of $1,262,000 in the comparable period in 2002. For the six months ended June 30, 2003, there was a use of funds of $2,675,000 compared to a use of funds of $1,770,000 for the six months ended June 30, 2002.

           Investing Activities

           Total funds invested on mineral property costs were:

Three months ended June 30	Six months ended June 30
	2003	2002	2003	2002
	$	$	$	$

Manantial Espejo	98,000	283,000	199,000	736,000
Shafter	140,000	251,000	279,000	415,000
Candelaria	80,000	82,000	260,000	169,000
Bowdens	326,000	69,000	1,082,000	126,000
Challacollo	420,000	147,000	1,289,000	740,000
San Marcial	1,000	260,000	50,000	486,000
Diablillos	8,000	49,000	23,000	68,000
Pirquitas	35,000	4,553,000	44,000	4,553,000
Sunrise	663,000	--	663,000	--
Other	341,000	72,000	600,000	120,000

	2,112,000	5,766,000	4,489,000	7,413,000

During the quarter ended June 30, 2003, $326,000 was spent at Bowdens. Assaying of the drilling results took place during the quarter and an updated block model of resources commenced. At Challacollo, $420,000 was spent during the quarter relating to a drilling program. In June 2003, the Sunrise Lake property in the Northwest Territory in Canada was acquired at a cost of US $488,000 and 83,004 common shares of the company.

           Also during the quarter ended June 30, 2003, the company invested $866,000 in marketable securities.

           Financing Activities

During the second quarter of 2003, the company raised a total of $1,646,000 from the issuance of new equity. The components of the amounts raised are:

Three months ended June 30	Six months ended June 30
	2003	2002	2003	2002
	$	$	$	$

Private placements	--	16,800,000	--	16,800,000
Exercise of stock options	175,000	1,122,000	237,000	1,647,000
Exercise of warrants	1,471,000	2,636,000	2,265,000	4,007,000

	1,646,000	20,558,000	2,502,000	22,454,000

           Cash Resources and Liquidity

At June 30, 2003, the company had cash and cash equivalents of $11,174,000 and working capital of $12,068,000. In addition to this working capital, the company has at June 30, 2003 $2,100,000 of in-the-money warrants that will expire in October, 2003. The company has sufficient funds to be able to meet all its obligations and planned expenditures through fiscal 2004 and into 2005.

           Conferences and Shareholder Meetings

Approximately 94% of Silver Standard’s common shares are held by 19,000 individuals in 40 countries. This means that institutions such as mutual and hedge funds hold only 6% of Silver Standard’s shares in contrast to our silver peers who have significantly higher levels of institutional ownership. In order to broaden fund holdings in Silver Standard, we commenced a program in July to increase awareness of the company among fund managers with meetings in New York and Atlanta. This program continues in August with meetings in Seattle, Portland, San Francisco, La Jolla and Newport Beach.

In the fall, Silver Standard will be participating in the New York Precious Metals Conference (September 8 – 9), the Denver Gold Forum (September 21 – 24) and the New Orleans Investment Conference (October 28 – November 2). We are also planning shareholder meetings in New York, Boston, Chicago, Denver, San Diego, Los Angeles, Dallas and Toronto, invitations for which are being mailed to shareholders over the next few weeks.

           Please call Investor Relations (NA toll-free: 888-338-0046) for an updated schedule of dates and locations.

           Silver

Late in the first quarter of 2003, the price of silver closed below US$4.40 per ounce, dampening expectations for the metal after some strength in January. Subdued prices were related to the conflict in Iraq, reduced travel worldwide and fear of SARS, particularly in China, all of which contributed to lower photographic sales reported by Kodak and Fuji. An industry source recently told Silver Standard that film sales in certain parts of Beijing plunged 80% during the height of the SARS crisis in China. Photographic sales have since recovered in many locales but remain weaker than in 2000.

Subsequent to the end of the second quarter, silver exceeded US$5.00 per ounce, an important technical price level that encouraged traders to become more optimistic about silver and silver equities. Reports of economic growth in certain sectors in the United States appeared to boost optimism for future silver consumption in industrial applications while growing money supply and trade and budget deficits in the U.S. have increased investor interest in precious metals as a hedge against a declining dollar.

In the first half of August, trading in the company’s shares on Nasdaq exceeded trading for the entire month of March and contributed to a US$2.00 per share increase (to US$7.30 per share) since the beginning of 2003, elevating share prices close to their all-time highs achieved in June 2002. See the chart below which illustrates the sensitivity of Silver Standard’s share price to movements in the price of silver.

           Outlook

As the price of silver moves closer to levels necessary for economic mine production for some of our projects, we are continuing the vital technical work required to prepare these projects for production. These include Manantial Espejo, Bowdens and Shafter, all of which have lower breakeven price thresholds. We are also expanding awareness of Silver Standard among potential new shareholders while exploring for new acquisitions to supplement our resource base. With a strong cash balance, in-the-money investments, warrants and options, and no material debt, we are well-positioned to capitalize on an increasing silver price.